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March 30, 2006

Re: **Submission Pursuant to Rule 12g3-2(b) by Roche Holding Ltd (File No. 82-3315)**

Securities and Exchange Commiss
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Enclosed please find a copy of certain information concerning transactions in securities of Roche Holding Ltd (File No. 82-3315) published on the website of the Swiss Exchange SWX (www.swx.com/admission/being_public/mtrans/publication_en.html). This information is being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

Please do not hesitate to call if you have any questions.

Very truly yours,

Peter R. Douglas

P. R. Douglas

Enclosure

dlw 4/5

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Transactions from Mar 2006 to Mar 2006

Issuer: Roche ☐ Show also corrected notifications

Search and sort: by date | by issuer | by amount 321 | by amount 123

Occurrances found: 4

Issuer	**Roche Holding AG**
Transaction date	**28.03.2006** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 1'913 securities** amounting to **CHF 188'990.50** (CHF 98.79 / security)
Type of security	Equity securities
ISIN	CH0012032048
Further transaction details	Exersale

Investor Update

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 31 March 2006

SUPPL

New Bonviva quarterly injection approved in Europe for postmenopausal osteoporosis

First quarterly injection will bring benefits of bisphosphonate therapy to more women

Roche and GlaxoSmithKline announce that European marketing authorisation has been granted for the highly effective quarterly intravenous (I.V.) injection of the osteoporosis medication Bonviva (ibandronic acid).

Bonviva Injection is the first ever injection in its class for the treatment of osteoporosis in postmenopausal women to be approved in the EU. This European approval swiftly follows the approval in the US by the FDA earlier this year.

William M. Burns, CEO Division Roche Pharma said, 'We are delighted that Bonviva Injection has received EU approval. Physicians throughout Europe will now be able to treat more women with a bisphosphonate, taking advantage of the proven bone strengthening benefits of this therapeutic class."

Bonviva is already approved as an effective and well-tolerated[1] once-monthly oral tablet in over 38 countries worldwide. Oral bisphosphonates are the most commonly prescribed treatment for postmenopausal osteoporosis and recent studies show women* prefer once-monthly to once-weekly oral bisphosphonate treatment, finding it more convenient and easier to take over a long period of time.[2,3]

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* Who had tried both monthly and weekly treatments

† Oral bisphosphonates are taken according to a very strict treatment regime which involves remaining upright and not eating, drinking (except water) or taking other medications for a period of time before and after the therapy has been taken.

F. Hoffmann-La Roche Ltd CH-4070 Basel

Investor Relations
email:
investor.relations@roche.com

Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

A minority of women may not be able to take their bisphosphonate orally. They may, for example, be unable to stay upright for the required length of time, or have swallowing problems.[†] For these women, Bonviva Injection offers an effective way of gaining the proven bone strengthening benefits of bisphosphonate therapy.

Andrew Witty, President of EU Pharmaceuticals, GSK said, "Bonviva is now the only treatment for postmenopausal osteoporosis offering physicians and patients throughout Europe both a tablet and injection option. Oral bisphosphonate therapy is the gold standard and studies have shown the majority of women prefer taking once-monthly oral Bonviva to a weekly treatment. However, for those women who are unable to take oral bisphosphonates, Bonviva Injection provides an effective and well-tolerated option."

Bonviva Injection is presented as a 3mg/3ml solution in a pre-filled syringe and is administered once every three months by a healthcare professional as an intravenous injection over a 15 - 30 second period.

European Union marketing authorisation for Bonviva Injection is based on results from a 2 year study called DIVA (Dosing IntraVenous Administration).[4] DIVA investigated the efficacy, safety and tolerability of Bonviva Injection compared to the once-daily oral formulation of Bonviva and found it to be highly effective and well-tolerated.[4] Previous studies have shown that once-daily oral ibandronate reduced the risk of vertebral fracture in women with postmenopausal osteoporosis by 62% when taken over three years.[5]

About DIVA

DIVA (Dosing IntraVenous Administration) is a large international study that enrolled more than 1,300 women with postmenopausal osteoporosis aged between 55 and 80 years of age. DIVA compares the safety, efficacy and tolerability of the once-daily oral ibandronate 2.5mg regimen with two novel I.V. regimes: 2mg every two months and 3mg every three months.

The two-year findings from the study were presented at the 2005 Annual Scientific Meeting of the American College of Rheumatology, November 12-17 2005.[4] For patients who received the approved 3mg ibandronate injection every 3 months dosing regimen or daily oral ibandronate:

- Bone mineral density (BMD or bone mass) at the lumbar spine increased more in the I.V. dosing group than in the daily oral dosing group (6.3 percent vs. 4.8 percent).

- Substantial increases in bone density at the hip (a major non-vertebral site) were also observed, and were also greater in the I.V. group than in the oral daily regimen (3.1 percent vs. 2.2 percent).
- Clinically relevant decreases in bone breakdown (as measured by the biochemical marker of bone resorption, serum CTX) were observed in all treatment groups.

The I.V. regimen was well tolerated. The most common side effects for I.V. ibandronate were bone, muscle or joint pain, flu-like symptoms and headache.

Regulatory Status

Bonviva Injection is indicated for the treatment of osteoporosis in postmenopausal women, in order to reduce the risk of vertebral fractures. Efficacy on femoral neck fractures has not been established. Boniva™ Injection was approved by the US Food and Drug Administration on 6th January 2006.

Roche/GSK Collaboration

In December 2001, F Hoffmann-La Roche (Roche) and GlaxoSmithKline (GSK) announced their plans to co-develop and co-promote Boniva for the treatment and prevention of postmenopausal osteoporosis in a number of major markets, excluding Japan. The Roche/GSK collaboration provides expertise and commitment to bringing new osteoporosis therapies to market as quickly as possible.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

About GSK

GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

References

1. Cooper C, Delmas PD, Felsenberg D, Hughes C, Mairon N et al. Two-year efficacy and tolerability of once monthly oral ibandronate in postmenopausal osteoporosis: the MOBILE study. Abstract presented at the Annual European Congress of Rheumotology, Vienna, Austria 8-11 June 2005.
2. Emkey R, Koltun W, Beusterien K, Seidman L, Kivitz A et al. Patient preference for once-monthly ibandronate versus one-weekly alendronate in a randomized, open-label, cross-over trial: the Boniva Alendronate Trial in Osteoporosis (BALTO). Current Medical Research and Opinions, 2005;21 (2): 1895 – 1903
3. Hadji P, Benhamou C-L, Devas V, Masanauskaite D, Barrett-Connor E. Women With Postmenopausal Osteoporosis Prefer Once-Monthly Oral Ibandronate to Weekly Oral Alendronate: Results of BALTO II. Abstract presented at 6th European Congress on Clinical and Economic Aspects of Osteoporosis and Osteoarthritis, Vienna, Austria 15-18 March 2006.
4. Emkey R, Zaidi M, Lewiecki EM, Burdesk A, Mairon N, et al. Two-year efficacy and tolerability of intermittent intravenous ibandronate injections in postmenopausal osteoporosis: the DIVA study. Abstract presented at the Annual Meeting of the American College of Rheumatology, 12-17 November, 2005, San Diego, USA.
5. Chesnut C, Skag A, Christiansen C, Recker R, Stakkestad J et al. Effects of Oral Ibandronate Administered Daily or Intermittently on Fracture Risk in Postmenopausal Osteoporosis. Journal of Bone & Mineral Research, 2004; 10, (8), 1421-1429

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com